

RECEIVED

2008 JUL -2 A 1:23

FOSTER'S
GROUP

ASX RELEASE   SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3X – Initial Director's Interest Notice"

Released: 2 July 2008

Pages: 3
(including this page)



08003544

PROCESSED

JUL 0 3 2008

THOMSON REUTERS

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
lane.dowsey@fostersgroup.com or
_Ph: +61 3 9633 2105_

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael James Ullmer
Date of appointment	1 July 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

Appendix 3X
Initial Director's Interest Notice

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. NIL	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

2 July 2008



RECEIVED

2008 JUL -2 A 1: 23

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Change in Substantial Holding"

Released: 17 June 2008

Pages: 17
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com



Capital Group
Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

16 June 2008

BY FAX - ORIGINAL IN POST
(61 3 9645 7226)

Foster's Group Limited
77 Southbank Blvd.
Southbank, Victoria 3006
Australia

Re: Notice of Person Ceasing to be a Substantial Shareholder Under Section 671B

Robert Dudfield:

    Enclosed is a Notice under Section 671B of Person Ceasing to be a Substantial Shareholder dated 13 June 2008.

    Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 671B in the past.

    For the purposes of this Notice an outstanding share balance of 1,922,264,489 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

    Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Christopher Aquino
Compliance Associate

Form 605

Corporations Act 2001 Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme   Foster's Group Limited

ACN/ARSN

1. Details of substantial holder(1)

Name   The Capital Group Companies, Inc.

CAN/ARSN (if applicable   N/A

The holder ceased to be a substantial holder on	13 June 2008
The previous notice was given to the company on	13 June 2008
The previous notice was dated	12 June 2008

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital International S.A., Capital Research and Management Company, Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
13 June 2008	The Capital Group Companies, Inc.	Decreased holdings	Average price of 5.4561 AUD	3,269,327 Ordinary Shares	3,269,327

See Annexure A dated 12 June 2008

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

The shares being reported are owned by accounts under the discretionary investment management of 5 investment management companies (Capital International S.A., Capital Research and Management Company, Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

See Annexure A dated 13 June 2008 (copy attached)

Signature

print name Liliane Corzo   capacity: Associate Counsel

sign here_____   date   16 June 2008

Annexure "A"

This is the Annexure of 5 pages marked Annexure "A" referred to in Form 605 (cease)
signed by this corporation dated 13 June 2008.

The Capital Group Companies, Inc.

By: _____
        Liliane Corzo
        Associate Counsel

Australia Annexure
Foster's Group Limited

13 June 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000300	1,184,719	
	44002300	60,737	
	44022700	34,100	
	44022900	244,090	
	44028100	35,100	
	44028600	44,866	
	44029600	32,959	
	44029700	90,830	
	44032100	54,842	
	44036500	499,269	
	44039600	126,540	
	44040900	104,462	
	44044000	26,377	
	44045900	179,840	
	44046700	12,537	
	44110400	7,453	
	44123600	14,172	
	44123700	8,713	
	44123800	3,516	
	44123900	8,361	
	44129900	11,151	
	44130300	38,498	
	44132000	27,185	
	44133800	16,165	
	44134300	11,107	
	44135300	5,269	
	44135600	4,186	
	44139700	60,273	
	44144900	3,908	
	44145300	13,366	
	44146300	6,114	
	44147700	5,657	
	44149900	16,215	
	44152600	27,189	
	44155600	43,481	
	44156000	5,233	
	44158800	8,272	
	44159600	4,474	
	44159700	10,425	
	44216401	2,283	
	44223300	5,297	
	44224400	53,001	
	44226100	6,571	
	44229100	30,173	
	44229600	13,603	
	44232200	31,097	
	44236301	2,150	
	44240600	54,088	
	44255000	556,890	
	44256500	33,141	
	44258000	5,029	
	44259300	55,370	
	44260104	69,816	
	44269700	8,567	

Australia Annexure
Foster's Group Limited

13 June 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
	44277700	123,180	
	44279100	37,764	
	44281200	32,698	
	44285500	175,186	
	44288500	39,070	
	44296400	78,660	
	44301500	116,548	
	44315000	208,214	
	44317300	55,991	
	44323800	27,473	
	44328100	14,468	
	44328400	7,298	
	44331900	25,699	
	44335700	4,590	
	44339400	25,918	
	44348800	90,882	
	44349500	5,700	
	44351800	52,648	
	44351900	65,550	
	44352100	30,556	
	44352200	12,275	
	44358000	128,332	
	44359400	111,290	
	44359700	9,507	
	44359900	75,891	
	44368900	12,589	
	44369400	60,274	
	44370700	7,261	
	44373100	12,354	
	44373900	5,126	
	44375500	48,761	
	44653901	10,964	
	44671900	69,346	
	44675301	3,836	
	44675401	3,077	
	44675601	3,843	
	44675701	7,057	
	44676100	3,666	
	44677200	12,321	
	44678300	12,890	
	44678700	12,037	
	44678900	12,836	
	44940300	354,804	
	44951300	296,436	
	70250000	20,587	
	70253400	6,255	
	70255600	47,046	
	70257900	5,109	
	70259500	49,531	
	70262400	5,083	
	70262900	160,492	
	70263000	137,164	
	70263600	6,703	
	70264500	7,319	

Australia Annexure
Foster's Group Limited

13 June 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
	70264700	12,499	
	70264800	2,695	
	70264900	5,382	
	70265000	4,783	
	70265100	7,888	
	70265200	6,236	
	70266900	6,845	
	70267100	21,650	
	70271700	4,266	
	70272800	4,589	
	70273500	5,669	
	70273800	4,775	
	70275400	36,305	
	70280500	7,361	
	70285900	4,082	
	70286100	11,088	
	70288800	7,804	
	70289400	62,706	
	70297600	2,204	
	70299700	14,996	
	70300500	18,795	
	70301300	5,909	
	70303200	3,062	
	70303400	5,207	
	70304400	16,473	
	70305800	3,452	
	70306100	8,503	
	70306300	10,082	
	70307500	1,636	
	70307700	1,636	
	70309900	4,286	
	70313000	7,819	
	70317901	7,558	
	70320700	7,351	
	70320800	3,808	
	70322800	19,075	
	70323200	4,345	
	70324100	7,200	
	70460100	3,990	
	70504700	6,528	
	70516500	11,168	
	70520201	3,190	
	70681000	4,054	
	70682600	14,906	
	70682601	11,304	
	70687900	21,881	
	70691501	2,952	
	70693500	27,426	
	70693600	44,675	
	70694000	11,490	
	70695400	16,990	
	70696000	5,080	
	70699300	17,347	
	70700300	17,007	

Australia Annexure
Foster's Group Limited

13 June 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
	70701700	5,311	
	70702900	5,464	
	70703000	8,284	
	70703100	5,464	
	70703400	22,823	
	70704600	12,468	
	70708200	8,793	
	70708400	6,913	
	70722800	4,859	
	70722900	3,861	
	70726000	3,625	
	70727400	4,706	
	70730400	3,344	
	70735300	19,114	
		7,687,719	
Capital International Limited	43356100	26,848	
	43360400	26,221	
	43418800	112,747	
	43426200	66,741	
	43426300	193,852	
	43426800	39,769	
	43426900	71,039	
	43433100	35,030	
	43466100	200,417	
	43487700	36,154	
	43487800	23,820	
	43565400	20,603	
	43574100	132,140	
		985,381	
Capital International S.A.	45426000	96,161	
	45590400	33,983	
		130,144	
Capital International, Inc.	46055500	57,473	
	48056600	8,880	
	46452300	173,147	
	46456000	21,034	
	46457500	6,687	
	46458500	4,920	
	46600000	73,593	
	46601800	31,914	
	48602000	4,392	
		382,040	
Capital Research and Management Company	11000012	47,820,985	
	11000016	10,000,000	
	11000033	28,750,000	
		86,570,985	

Australia Annexure
Foster's Group Limited

13 June 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
GRAND TOTAL		**95,736,269**	**4.98%**

Nominee List

Foster's Group Limited
13 June 2008

<u>Nominee Name</u>
ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

46452300		173,147
	Total Shares:	173,147

ANZ Nominees Limited (Melbourne)
GPO Box 2842AA
Melbourne, Victoria 3001
Australia

44328100		14,468
46457500		6,687
	Total Shares:	21,155

Bankers Trust Australia
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia

44040900		104,462
44269700		8,567
46456000		21,034
	Total Shares:	134,063

Brown Bros.
One Mellon Bank Center
Pittsburgh, PA 15258

70297600		2,204
	Total Shares:	2,204

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000012	47,820,985
11000016	10,000,000
11000033	28,750,000
44000300	1,184,718
44002300	60,737
44022900	244,090
44028600	44,866
44036500	499,269
44110400	7,453
44123600	14,172
44123700	6,713
44123800	3,516
44123900	6,361
44129900	11,151
44133800	16,165
44135300	5,269

Nominee List

Foster's Group Limited
13 June 2008

Nominee Name	
44135800	4,186
44156000	5,233
44255000	556,890
44256500	33,141
44288500	39,070
70250000	20,587
70253400	6,255
70255600	47,046
70257900	5,109
70259500	49,531
70262400	5,083
70263600	6,703
70264500	7,319
70264700	12,499
70264800	2,695
70264900	5,382
70265000	4,783
70265100	7,888
70265200	6,236
70266900	6,845
70267100	21,650
70280500	7,361
70285900	4,082
70286100	11,088
70288800	7,804
70289400	62,706
70299700	14,996
70300500	18,795
70301300	5,909
70460100	3,990
70681000	4,054
70682600	14,906
70682601	11,304
70687900	21,881
70693500	27,426
70693600	44,675
70694000	11,490
70695400	16,990
70696000	5,080
70699300	17,347
70700300	17,007
70701700	5,311
70702900	5,464
70703000	8,284
70703100	5,464
70703400	22,823
70704600	12,468
70708200	6,793
70708400	6,913

Nominee List

Foster's Group Limited
13 June 2008

Nominee Name		
70722800		4,859
70722900		3,861
70726000		3,625
	Total Shares:	89,944,353
Chase Manhattan Nominee Ltd.		
Australia		
44144900		3,908
44146300		6,114
44147700		5,657
44229600		13,603
44258000		5,029
44259300		55,370
44352100		30,556
44352200		12,275
44359900		75,891
44653901		10,964
44675801		3,643
44940300		354,804
44951300		296,436
	Total Shares:	874,250
Chase Nominees Limited		
Woolgate House		
Coleman Street		
London EC2P 2HD		
44675401		3,077
44676100		3,666
44678900		12,836
70303200		3,062
	Total Shares:	22,641
Citibank Australia		
46056600		8,880
	Total Shares:	8,880
Citibank NA		
Toronto		
46600000		73,593
	Total Shares:	73,593
Citicorp Nominees PTY Ltd		
Level 26, Mitre 502-30		
101 Collins Street		
Melbourne, Victoria 3000		
43426300		193,852
	Total Shares:	193,852

HSBC
2 Leboh Ampang

Nominee List

Foster's Group Limited
13 June 2008

<u>Nominee Name</u>
50100 Kuala Lumpur, Malaysia

43356100		26,848
	Total Shares:	26,848

Investors Bank & Trust Co.

44368900		12,589
	Total Shares:	12,589

J.P. Morgan

44223300		5,297
	Total Shares:	5,297

JP Morgan Chase Bank

45590400		33,983
46601800		31,914
70306300		10,082
70307500		1,636
70307700		1,636
70309900		4,286
	Total Shares:	83,537

Mellon Bank N.A.
London Branch
London
United Kingdom

44358000		128,332
44369400		60,274
44373100		12,354
	Total Shares:	200,960

National Australian Bank LTD.
271 Collins St.
5th Floor South
Melbourne, Victoria 3000

43418800	112,747
43426800	39,769
43466100	200,417
44028100	35,100
44032100	54,842
44044000	26,377
44046700	12,537
44132000	27,185
44134300	11,107
44145300	13,366
44158800	8,272
44159600	4,474
44229100	30,173
44240600	54,088
44279100	37,764
44301500	116,548

Nominee List

Foster's Group Limited
13 June 2008

<u>Nominee Name</u>
44328400		7,298
44349500		5,700
44351900		65,550
44373900		5,126
44375500		48,761
44671900		69,346
44678700		12,037
46458500		4,920
70317901		7,558
	Total Shares:	1,011,062

National Nominees
82 Pitt Street
Sydney, NSW 2000
Australia
44152800		27,189
44315000		208,214
44339400		25,918
	Total Shares:	261,321

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
43426900		71,039
70262900		160,492
70263000		137,164
70275400		36,305
70304400		16,473
70322800		19,075
	Total Shares:	440,548

Nortrust Nominees
155 Bishopsgate
London EC2M 3XS
United Kingdom
44139700		60,273
	Total Shares:	60,273

State Street Bank & Trust Co.
44216401	2,283
70271700	4,266
70272800	4,589
70305800	3,452
70306100	8,503
70320700	7,351
70320800	3,808
70323200	4,345
70324100	7,200
70504700	6,528

Nominee List

Foster's Group Limited
13 June 2008

<u>Nominee Name</u>

70516500	11,168
70891501	2,952
70727400	4,706
70730400	3,344
Total Shares:	74,495

Westpac Banking Corp

43426200	66,741
43433100	35,030
44022700	34,100
44029700	90,830
44159700	10,425
44224400	53,001
44226100	6,571
44236301	2,150
44277700	123,180
44281200	32,698
44359700	9,507
70273500	5,669
70273800	4,775
70303400	5,207
70313000	7,819
Total Shares:	487,703

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

43360400	26,221
43487700	36,154
43487800	23,820
43565400	20,603
43574100	132,140
44029600	32,959
44039600	126,540
44045900	179,840
44130300	38,498
44149900	16,215
44155600	43,481
44232200	31,097
44260104	69,816
44285500	175,186
44296400	78,660
44317300	55,991
44323800	27,473
44331900	25,699
44335700	4,590
44348800	90,882
44351800	52,648

Nominee List

Foster's Group Limited
13 June 2008

Nominee Name		
44359400		111,290
44370700		7,261
44675301		3,836
44675701		7,057
44677200		12,321
44678300		12,890
45426000		96,161
46055500		57,473
46602000		4,392
70520201		3,190
70735300		19,114
	Total Shares:	1,623,498





FOSTER'S
G R O U P

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Michael Ullmer Joins Foster's Board"

Released: 26 June 2008

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com



FOSTER'S
GROUP

26 June 2008

MICHAEL ULLMER JOINS FOSTER'S BOARD

Foster's Group Limited (Foster's) today announced that Michael Ullmer will join its Board of Directors as an Independent Director from 1 July 2008.

Michael brings to the Foster's Board extensive strategic, financial and management experience accumulated over his career in international banking and finance.

Since 2004, Michael has been an Executive Director of the National Australia Bank (NAB). He is a former Chief Financial Officer of the Bank and is now the Bank's Deputy Group Chief Executive Officer, playing a lead role in driving Group strategy, developing key executive talent and progressing cultural change.

After an early career with KPMG in London, the US and then Australia, Michael joined Coopers and Lybrand to lead their Asia Pacific Financial Services Group. In 1997 he joined the Commonwealth Bank of Australia as Group Chief Financial Officer and then Group Executive with responsibility for Institutional and Business Banking.

"On behalf of shareholders I am very pleased to welcome Michael to the Foster's Board", said Foster's Chairman, David Crawford. "Michael's 30 years of international strategy and finance experience, and his strong people and culture focus, will be a real asset at the Board table."

Born in the UK and now an Australian citizen, Michael has a degree in mathematics from the University of Sussex, is a Fellow of the Institute of Chartered Accountants and a Senior Fellow of the Financial Services Institute of Australia.

Michael is also a director of the Melbourne Symphony Orchestra.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

END